EXHIBIT 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF SHOPIFY INC.
TO BE HELD JUNE 8, 2016

and

MANAGEMENT INFORMATION CIRCULAR
OF SHOPIFY INC.

May 4, 2016

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF SHOPIFY INC.

To the shareholders of Shopify Inc. (the “Company” or “Shopify”):

NOTICE IS HEREBY GIVEN of an annual meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A subordinate voting shares and Class B multiple voting shares in the capital of Shopify (collectively, the “Shares”).

Date:	June 8, 2016
Time:	10 a.m. (Eastern Time)
Place:	150 Elgin Street, 18th Floor Ottawa, Ontario K2P 1L4 Canada
Business of the Meeting:
(a)    receiving our financial statements for the year ended December 31, 2015, including the auditor’s report thereon;

(b)    electing six (6) directors to our Board of Directors, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;

(c)    re-appointing PricewaterhouseCoopers LLP as our auditors and authorizing the Board of Directors to fix their remuneration;

(d)    considering an advisory, non-binding resolution on our approach to executive compensation; and

(e)    to transact any other business that may properly come before the Meeting and any postponement(s) or adjournment(s) thereof.

Conference call:	Details on how you may listen in and follow the proceedings can be found on our website at investors.shopify.com
You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) thereof if you were a Shareholder on April 26, 2016 (the “Record Date”).

Accompanying this notice is the related management information circular of Shopify Inc. (the “Information Circular”) which provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting. Also accompanying this notice is a form of proxy (the “Form of Proxy”) to vote your shares. Also accompanying this Notice of Meeting is a copy of the consolidated annual financial statements referred to above. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Shopify before the Meeting or by the Chair at the Meeting.

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You will need to register with our transfer agent, Computershare Investor Services Inc., before entering the meeting if you choose to attend the meeting in person. Shopify has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at investors.shopify.com.

Proxy instructions must be received by Computershare by 5:00 p.m. (EDT) on June 6, 2016 (or, if the meeting is adjourned or postponed, by 5:00 p.m. (EDT) two (2) business days before the day on which the meeting is reconvened). Shopify reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. If you are a non-registered Shareholder, please refer to the section in the Information Circular entitled “Introduction — Advice to Beneficial (Non-Registered) Shareholders” for information on how to vote your Shares. Beneficial (non-registered) Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions.

DATED at Ottawa, Ontario this 4th day of May, 2016.

BY ORDER OF THE BOARD
Joseph A. Frasca
Senior Vice President, General Counsel & Corporate Secretary
Shopify Inc.

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Summary

This Summary contains highlights of some of the important information contained in this Information Circular. This Summary does not contain all of the information that you should consider. You should read this entire Information Circular before voting.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For More Information see pages
Election of Directors	FOR each nominee	12 - 17
Appointing PWC LLP as Auditors	FOR	18 - 19
Advisory Resolution on Executive Compensation	FOR	20

1. Director Nominees

Name	Age	Independent	Director Since	Position	Committees	Board and Committee Attendance in 2015	Other Public Boards
Tobias Lütke	35	No	2004	CEO, Shopify	none	100%	0
Robert Ashe	57	Yes	2014	Corporate Director	Lead Independent Director Compensation (Chair) Audit	100%	3
Steven Collins	51	Yes	2014	Corporate Director	Audit (Chair)	100%	1
Jeremy Levine	42	Yes	2011	Partner at Bessemer Venture Partners	Nominating and Governance	100%	2
Trevor Oelschig	41	Yes	2011	Partner at Bessemer Venture Partners	Compensation Nominating and Governance	100%	0
John Phillips	65	Yes	2010	CEO, Klister Credit Corp.	Audit Compensation Nominating and Governance (Chair)	100%	0

2. Auditors

PricewaterhouseCoopers LLP Chartered Professional Accountants (“PWC”), the present auditor of the Company, have acted as the Company’s auditors since August 2011.

3. Advisory Resolution on Executive Compensation

Shopify will present a non-binding advisory vote on the Board of Director’s approach to executive compensation as part of our process of shareholder engagement. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board and, in particular, the Compensation Committee, will take the results of the vote into account when considering future

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compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with Shareholders on compensation and related matters.

Please see “Section 3: Compensation Discussion and Analysis” of this Information Circular for more information about our executive compensation.

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MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Shopify Inc. (the “Company” or “Shopify”) for use at the annual meeting of shareholders of Shopify (the “Shareholders”) to be held on June 8, 2016 (the “Meeting”) at 150 Elgin Street, 18th Floor, Ottawa, Ontario, K2P 1L4, commencing at 10:00 a.m. (Ottawa time), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the accompanying notice of annual meeting (the “Notice of Meeting”).

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Information Contained in this Information Circular

All information in this Information Circular is presented as of April 29, 2016, unless otherwise indicated.

Unless the context requires otherwise, references in this Information Circular to “Shopify”, “we”, “us”, “our”, or “the Company” include Shopify and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Information contained on, or that can be accessed through, our website does not constitute a part of this Information Circular and is not incorporated by reference herein.

Presentation of Financial Information

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our reporting currency is U.S. dollars.

Currency and Exchange Rate

We express all amounts in this Information Circular in U.S. dollars, except where otherwise indicated. References to “$”, “US$”, “USD” or “U.S. dollars” are to United States of America dollars and references to “C$” or “CAD” are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the February 9, 2016 Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars which was US$1.00 = C$1.382.

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The following table sets forth the closing, high, low and average exchange rates for one (1) Canadian dollar in terms of U.S. dollars for fiscal years ended December 31, 2015, 2014 and 2013 and for the three-month period ended March 31, 2016, as reported by the Bank of Canada.

	Year ended December 31 (USD)			Three-month Period ended March 31 (USD)
	2015	2014	2013	2016
Rate at end of Period	0.7225	0.8620	0.9402	0.7710
Average rate during Period[1]	0.7833	0.9058	0.9713	0.7290
High during Period	0.8527	0.9422	1.0164	0.7715
Low during Period	0.7148	0.8589	0.9348	0.6854
1 Calculated as an average of the daily noon rates for each period.

On April 29, 2016, the Bank of Canada noon rates of exchange for the conversion of U.S. dollars into Canadian dollars was $1.00 = C$1.2549.

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Forward-Looking Information

This Information Circular contains forward-looking statements and forward-looking information, including comments with respect to Shopify’s business or financial objectives, strategies or future actions, its targets, expectations for executive compensation and related future contingent payments (collectively referred to herein as “forward-looking statements”) under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Shopify. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “predicts”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely”, “potential”, “continue” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Specifically, without limiting the generality of the foregoing, all statements included in this Information Circular, including the appendices and documents incorporated by reference herein, that address activities, events or developments that Shopify expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in our Annual Report on Form 20-F filed February 17, 2016, that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements. Accordingly, Shareholders should not place undue reliance on the forward-looking statements contained in this Information Circular.

The forward-looking statements in this Information Circular represent our views as of the date of this Information Circular, and do not represent our views as of any date other than the date of this Information Circular. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law.

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NOTICE TO UNITED STATES SHAREHOLDERS

The Company is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Information Circular have been presented in U.S. dollars except where otherwise noted, and were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing and auditor independence standards, which differ from U.S. auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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Advice to Beneficial (Non-Registered) Shareholders

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

If your Shares are not registered in your own name, they will be held in the name of an intermediary (an "Intermediary"), such as brokers, dealers, banks, trust companies and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds and registered educational savings plans and similar plans or in the name of a clearing agency of which the Intermediary is a participant.

Only registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the Meeting. Non-registered Shareholders, that is Shareholders who do not hold their Shares in their own name, are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

In accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the Intermediaries or clearing agencies of which an Intermediary is a participant for onward distribution to non-registered Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered Shareholders in advance of shareholders’ meetings unless a non-registered Shareholder has waived the right to receive Meeting materials.

How can a non-registered Shareholder vote?

Your Intermediary is required to seek your instructions as to how to vote your Shares. For that reason, you have received this Information Circular from your Intermediary, together with a Voting Instruction Form. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Shares are voted at the Meeting. If you are a non-registered Shareholder who has voted and you want to change your vote, contact your Intermediary to find out what procedure to follow.

How can a non-registered Shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered Shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your Intermediary has appointed you as proxyholder. Therefore, if you are a non-registered Shareholder and wish to vote in person at the Meeting, please strike out the names of the management proxyholders and insert your own name in the space provided on the Voting Instruction Form sent to you by your Intermediary. By doing so, you are instructing your Intermediary to appoint

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you as proxyholder. Then, follow the signing and return instructions provided by your Intermediary. Do not otherwise complete the form, as you will be voting at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails its own Voting Instruction Form. The non-registered Shareholders will be requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Alternatively, non-registered Shareholders can call a toll-free telephone number or access the internet to vote the Shares held by the non-registered Shareholder. The toll-free number and website will be provided by Broadridge in its Voting Instruction Form. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A non-registered Shareholder receiving a Voting Instruction Form from Broadridge cannot use that Voting Instruction Form to vote Shares directly at the Meeting, as the Voting Instruction Form must be returned as directed by Broadridge in advance of the Meeting in order to have the Shares voted.

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Section 1: Voting Information

Who is soliciting my proxy?

The management of Shopify is soliciting your proxy for use at the Meeting.

What will I be voting on?

You will be voting on:

a)	the election of directors of the Company, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed (see page 12);

b)	the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration (see page 18);

c)	an advisory, non-binding resolution in respect of Shopify’s approach to executive compensation (see page 20); and

d)	any other business that may properly come before the Meeting.

What are the voting requirements?

The election of directors, the appointment of auditors and the approval of an advisory, non-binding resolution on the Company’s approach to executive compensation will each be determined by a majority of votes cast at the meeting by proxy or in person. For details concerning Shopify’s majority voting policy with respect to the election of its directors, please refer to “Majority Voting Policy” in Section 4 of this Information Circular.

How many classes of shares are there?

The Company has two classes of shares currently issued. The Company’s Class A subordinate voting shares are listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SH). The Company also has Class B multiple voting shares.

How many votes do I have?

Subject to the voting restrictions noted below, holders of the Company’s Class A subordinate voting shares have one vote for every Share owned and holders of the Company’s Class B multiple voting shares have ten votes for every Share owned, each at the close of business on April 26, 2016, the record date for the Meeting.

How many shares are eligible to vote?

On April 26, 2016 the number of Class A subordinate voting shares outstanding was 63,864,613, which represents 27.04% of the aggregate voting rights attaching to all of the Company’s outstanding shares, and the number of Class B multiple voting shares outstanding was 17,229,385, which represents 72.96% of the aggregate voting rights attaching to all of the Company’s outstanding

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shares. Except as otherwise stated, all information relating to the number of outstanding shares and options of the Company contained in this Circular is as of April 29, 2016.

The following table sets forth the only persons who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than 10% of any class of shares, the approximate number of shares owned, controlled or directed by each such person and the percentage of the class of shares so owned, controlled or directed as of April 29, 2016:

Name of Shareholder	Number of Class A Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class A Subordinate Voting Shares Owned, Controlled or Directed	Number of Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Tobias Lütke[1]	322,000	0.50%	8,489,000	49.49%	36.18%
Klister Credit Corp[2]	450,000	0.70%	4,246,060	24.75%	18.22%
Entities affiliated with Insight Venture Partners[3]	235,300	0.37%	2,960,275	17.26%	12.67%
Entities affiliated with Bessemer Venture Partners[4]	10,103,762	15.80%	-	-	4.29%
Entities affiliated with Fidelity[5]	7,204,475	11.26%	-	-	3.06%
1 Consists of 8,489,000 Class B multiple voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. Also consists of 216,000 Class A subordinate voting shares held by 7910240 Canada Inc., and 106,000 Class A subordinate voting shares held in trust by the Tobias Lütke Family Trust, for which Tobias Lütke serves as trustee.
2 One of our directors, John Phillips, is the Chief Executive Officer of Klister Credit Corp. (“Klister”), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of the Shares owned by Klister. Mr. Phillips wife, Dr. Catherine Phillips, owns the remaining 50% of Klister.
3 Class A subordinate voting shares based on Form 13F filed on April 6, 2016. Class B multiple voting shares total represents shares held, in the aggregate, by Insight Venture Partners VIII LP ("Insight VP VIII"), Insight Venture Partners Delaware VIII LP ("Insight VP Delaware"), Insight Venture Partners Cayman VIII LP ("Insight Cayman"), and Insight Venture Partners (Co-Investors) VIII LP ("Insight Co-Investors"). Insight VP VIII holds 1,836,933 Class B multiple voting shares. Insight VP Delaware holds 582,620 Class B multiple voting shares. Insight Cayman holds 475,163 Class B multiple voting shares. Insight Co-Investors holds 65,559 Class B multiple voting shares.
4 Reflects shares held, in the aggregate, by BVP VII Special Opportunity Fund L.P. (“BVP VII SOF”), Bessemer Venture Partners VII L.P. (“BVP VII”) and Bessemer Venture Partners VII Institutional L.P. (“BVP VII Inst.” and collectively with BVP VII SOF and BVP VII, the “BVP Funds”). BVP VII SOF holds 5,456,027 Class A subordinate voting shares. BVP VII holds 3,233,208 Class A subordinate voting shares. BVP VII Inst. holds 1,414,527 Class A subordinate voting

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shares. Deer VII & Co. L.P. (“Deer L.P.”) is the general partner of the BVP Funds. Deer VII & Co. Ltd. (“Deer Ltd.”) is the general partner of Deer L.P. Jeremy Levine is one of the directors of, and has economic interests in, Deer Ltd. and as such may be deemed to be a beneficial owner of the shares held by the BVP Funds. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors acting as a committee.
5 Based on Early Warning Report under the Alternative Monthly Reporting System of National Instrument 62-103 filed on April 11, 2016. Reflects shares held, in the aggregate, by Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers, Inc., FIL Limited, Crosby Advisors LLC, Fidelity SelectCo, LLC, and Fidelity (Canada) Asset Management ULC.

What are the quorum requirements for the Meeting?

A quorum is present at the Meeting if the holders of at least 25% of the shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote at the Meeting are actually present at the Meeting or represented by proxy. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting. If a quorum is not present at the time appointed for the Meeting or within a reasonable time after that the Shareholders may determine, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in the enclosed Form of Proxy. Such right may be exercised by striking out the printed names on the enclosed Form of Proxy and by inserting in the space provided above the name of the person or company to be appointed or by completing another form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

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If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD or FOR or AGAINST, as applicable), then your proxyholder must vote your shares accordingly.

Unless contrary instructions are provided, the Shares represented by proxies received by management will be voted:

•	FOR the election, as a director, of each of the six (6) proposed nominees whose name is set out on the following pages (see page 12);

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors, and authorizing the directors to fix their remuneration (see page 18); and

•	FOR the advisory, non-binding resolution in respect of Shopify’s approach to executive compensation (see page 20).

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice or on any matter that may properly come before the Meeting.

As of the date of this Information Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company (Shopify, ATTN: General Counsel, 150 Elgin Street, 8th Floor, Ottawa, ON K2P 1L4, Canada) not later than the last business day before the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Votes are counted and tabulated by Computershare Investor Services Inc., the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question, or (c) as necessary to comply with legal requirements.

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How are proxies solicited?

The Company’s management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by internet, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Shares are not registered in your own name, they will be held in the name of a “nominee” which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your Shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your Shares will be voted. If you are a non-registered shareholder who has voted and you want to change your vote, please contact your nominee to find out what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

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Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company’s Annual Report for the fiscal year ended December 31, 2015 is being mailed concurrently with this Circular. The audited consolidated financial statements for the fiscal year ended December 31, 2015, the management’s discussion and analysis and the report of the auditors are included with the Company’s Annual Report.

1.	Election of Directors

Our current Board of Directors consists of six directors, Tobias Lütke, John Phillips, Jeremy Levine, Trevor Oelschig, Steven Collins and Robert Ashe. Pursuant to the terms of a Second Amended and Restated Shareholder Voting Agreement, as amended, among our pre-Initial Public Offering (“IPO”) shareholders, as well as our pre-IPO articles of incorporation, certain of our shareholders had rights to designate or elect members to our Board of Directors.

Our articles of incorporation were amended in connection with our IPO to remove this appointment right, and the Second Amended and Restated Shareholder Voting Agreement terminated at the closing of our IPO.

Pursuant to the Canada Business Corporations Act (“CBCA”), at least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of our Board of Directors unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our articles of incorporation. The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a special meeting and who are entitled to vote. The directors are elected at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our restated articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.

Set forth below are the names of the six persons, five of whom are independent, who currently serve as directors and who are proposed as nominees for election as directors of the Company to be elected to serve until the next annual general meeting of shareholders, or until their successors are duly elected or appointed. The resolution to elect directors will be voted upon by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

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Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.

Tobias Lütke 35 Ontario, Canada Director since 2004 Non-Independent
Tobias Lütke co-founded Shopify in September 2004. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant.

Mr. Lütke is Chair of our Board. Mr. Lütke has attended every Board meeting held in 2015.
8,489,000 Class B multiple voting shares are currently held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. 216,000 Class A subordinate voting shares are currently held by 7910240 Canada Inc., and 106,000 Class A subordinate voting shares are currently held in trust by the Tobias Lütke Family Trust, for which Tobias Lütke serves as trustee. Mr. Lütke therefore currently owns 322,000 Class A subordinate voting shares and 8,489,000 Class B multiple voting shares, representing 36.18% of votes attaching to all outstanding Shares. Mr. Lütke also currently holds 1,161,977 options to purchase Class B multiple voting shares under our Legacy Option Plan.

Robert Ashe 57 Ontario, Canada Director since 2014 Independent
Over 24 years, Robert Ashe held a variety of positions with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa.
Mr. Ashe was selected to serve on our Board of Directors because of his strong business and leadership experience.

Mr. Ashe currently serves on the Board of Directors and respective audit committees of Halogen Software (TSX), ServiceSource International (NASDAQ) and MSCI Inc. (NYSE).
Mr. Ashe is our Lead Independent Director, is Chair of our Compensation Committee and a member of our Audit Committee. He has attended every Board, Compensation Committee and Audit Committee meeting held in 2015.

Mr. Ashe currently owns 58,825 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares. Mr. Ashe currently also holds 75,000 options for Class B multiple voting shares under our Legacy Option Plan, which options were granted on December 17, 2014 prior to our becoming a public company.

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Steven Collins 51 Florida, United States Director since 2014 Independent
Steven Collins served as the Executive Vice President and Chief Financial Officer of ExactTarget Inc., a cross-channel digital marketing company, from 2011 to 2014. Prior to that, Mr. Collins held the position of Senior Vice President and Chief Financial Officer of NAVTEQ Corporation, a digital mapping company; Mr. Collins was with NAVTEQ Corporation from 2003 through 2011 and served as the Vice President of Finance and the Senior Vice President of Finance & Accounting prior to being named Chief Financial Officer. Mr. Collins holds a B.S. degree in Industrial Engineering from Iowa State University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Mr. Collins was selected to serve on our Board of Directors because of his strong business acumen and leadership skills.

Mr. Collins currently serves on the Board of Directors and as Audit Committee Chair of Instructure (NYSE: INST). Mr. Collins also serves on the board of three privately held companies.
Mr. Collins is Chair of our Audit Committee. He has attended every Board and Audit Committee meeting held in 2015.
Mr. Collins currently holds 75,000 options for Class B multiple voting shares under our Legacy Option Plan, which options were granted on June 26, 2014 prior to our becoming a public company.

Jeremy Levine 42 New York, United States Director since 2011 Independent
Since January 2007, Jeremy Levine has been a Partner at Bessemer Venture Partners, a venture capital firm he joined in May 2001. Mr. Levine holds a B.S. degree in Computer Science from Duke University.

Mr. Levine was selected to serve on our Board of Directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.

Mr. Levine currently serves on the Board of Directors of Yelp Inc. (NYSE), a local directory and user review service, MindBody Inc. (NASDAQ), an online wellness services marketplace and cloud-based business management software and payments platform, and a number of privately held companies.

Mr. Levine is a member of our Nominating and Governance Committee. He has attended every Board and Nominating and Governance Committee meeting held in 2015.
Mr. Levine currently owns 54,253 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding shares.
Jeremy Levine serves as an employee of Bessemer Venture Partners, the management company affiliate of the BVP VII Special Opportunity Fund L.P., Bessemer Venture Partners VII L.P. and Bessemer Venture Partners VII Institutional L.P. (collectively, the “BVP Funds”), and has an indirect economic interest in the BVP Funds by virtue of his investment in a limited partner of such BVP Funds. As such, Mr. Levine may be deemed to have beneficial ownership of the shares held by the BVP Funds.
The BVP Funds currently own 10,103,762 Class A subordinate voting shares. This represents 4.29% of votes attaching to all outstanding Shares.

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Trevor Oelschig 41 California, United States Director since 2011 Independent
Since January 2012, Trevor Oelschig has been a Partner at Bessemer Venture Partners, a venture capital firm he joined in June 2007. Mr. Oelschig currently serves on the Board of Directors of a number of privately held companies. Mr. Oelschig holds a B.S. degree in Industrial Engineering & Operations Research from the University of California at Berkeley, an M.S. degree in Management Science & Engineering from Stanford University, and an M.B.A. from the Wharton School of the University of Pennsylvania.

Mr. Oelschig was selected to serve on our Board of Directors because of his investment experience in the software industry, his breadth of knowledge and understanding of our industry, and his service on the Board of Directors of other technology companies.

Mr. Oelschig currently serves on the Board of a number of privately held companies.
Mr. Oelschig is a member of our Compensation Committee and Nominating and Governance Committee. He has attended every Board, Compensation Committee and Nominating and Governance Committee meeting held in 2015.

Mr. Oelschig currently owns 3,700 Class A subordinate voting shares through a family trust. This represents less than 1% of votes attaching to all outstanding shares.
Mr. Oelschig serves as an employee of Bessemer Venture Partners, the management company affiliate of the BVP Funds, and has an indirect economic interest in the BVP Funds by virtue of his investment in a limited partner of such BVP Funds. As such, Mr. Oelschig may be deemed to have beneficial ownership of the shares held by the BVP Funds. The BVP Funds currently own 10,103,762 Class A subordinate voting shares. This represents 4.29% of votes attaching to all outstanding Shares.

John Phillips 65 Ontario, Canada Director since 2010 Independent
John Phillips works with Klister Credit Corp. (“Klister”), his family investment and consulting company, and is currently its Chief Executive Officer, a position he has held since 1993. Mr. Phillips had a career in the legal profession working in private practice at Blake, Cassels & Graydon LLP for 20 years and as general counsel at Clearnet Communications Inc. for nearly six years. Mr. Phillips received a B.A. from Trinity College, University of Toronto and an L.L.B./J.D. from the Faculty of Law, University of Toronto.

Mr. Phillips was selected to serve on our Board of Directors because of his business, legal and investment experience.

Mr. Phillips currently serves on the Board of Directors of a number of privately held companies and previously had served on the Board of Directors of Clearnet Communications Inc. and Redknee Solutions Inc., both then public companies.

Mr. Phillips is chair of our Nominating and Governance Committee and is a member of our Compensation Committee and Audit Committee. He has attended every Board and Committee meeting held in 2015.
Mr. Phillips, is the Chief Executive Officer of Klister, and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of our Shares owned by Klister. Mr. Phillips’ wife, Dr. Catherine Phillips, owns the remaining 50% of Klister. Klister currently owns 450,000 Class A subordinate voting shares and 4,246,060 Class B multiple voting shares. This represents 18.22% of votes attaching to all outstanding Shares.

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Corporate Cease Trade Orders or Bankruptcy

To the knowledge of Shopify, none of the proposed directors (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company, including Shopify, that (i) was subject to a cease trade order, similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO. To the knowledge of Shopify, none of the proposed directors (i) is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Shopify that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (ii) has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Director Independence

Under the New York Stock Exchange ("NYSE") listing standards, independent directors must comprise a majority of a listed company’s Board of Directors within a specified period after the closing of its IPO. For purposes of the NYSE rules, an independent director means a person who, in the opinion of our Board of Directors, has no material relationship with our company. Under National Instrument 58-101 – Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101"), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110").

Pursuant to our Board Charter, our Board of Directors shall be comprised of a majority of independent directors within the meaning of the applicable listing standards of the NYSE and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators ("NP 58-201").

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board of Directors has determined that Messrs. Ashe, Collins, Levine, Oelschig and Phillips, representing five of the six members of our Board of Directors, are “independent” as that term is defined under the listing standards of the NYSE and NI 58-101. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our Shares by each non-

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employee director. Mr. Lütke is not independent by reason of the fact that he is our Chief Executive Officer.

Members of our Board of Directors are also members of the Boards of other public companies, as listed in their biographies above. Our Board of Directors has not adopted a director interlock policy, but keeps informed of other public directorships held by its members. An interlock occurs when two or more Board members are also fellow board members of another public company. There are no current board interlocks or family relationships among any of our directors or executive officers.

Committee Composition

Audit Committee	Compensation Committee	Nominating and Governance Committee
Steve Collins (Chair)	Robert Ashe (Chair)	John Phillips (Chair)
Robert Ashe	Trevor Oelschig	Trevor Oelschig
John Phillips	John Phillips	Jeremy Levine

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2. Appointment of Auditors

PricewaterhouseCoopers LLP Chartered Professional Accountants (“PWC”) has acted as the Company’s auditors since August 2011. In order to be effective, the resolution to reappoint PWC as the Company’s auditors and to authorize the Board of Directors to fix their remuneration must be approved by a majority or votes cast by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP Chartered Professional Accountants, the present auditor of the Company, as the auditor of the Company, to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

Auditor Fees

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to Shopify by PricewaterhouseCoopers LLC during fiscal 2015 and fiscal 2014 amounted to the following:

[in thousands of dollars]

	Fiscal 2015 US$	Fiscal 2014 US$
Audit Fees	802	161
Audit-Related Fees	—	—
Tax Fees	—	69
Other Fees	7	—
Total	809	230

Audit Fees: relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-1 related to our IPO.

Audit-related fees: consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees”.

Tax Fees: relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.

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Other Fees: are any additional amounts for products and services provided by the principal accountants.

Audit Committee Pre-Approval Process

From time to time, our management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by our auditors. The Audit Committee considers such requests on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the U.S. Securities and Exchange Commission (the "SEC"), and whether the services requested and the fees related to such services could impair the independence of the auditors.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the Audit Committee.

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3. Advisory Resolution on Executive Compensation

In the United States, the SEC has established say-on-pay advisory shareholder vote requirements. Although Shopify’s shares are traded on the NYSE, Shopify is a “foreign private issuer” with the SEC to which these requirements do not apply. Shopify will present a non-binding advisory vote on the Board of Director’s approach to executive compensation as part of our process of shareholder engagement. As 2015 was Shopify’s first year as a public company, this will be Shopify’s first “say on pay” vote.

Shopify is committed to ensuring that Shareholders fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, and to providing Shareholders with executive compensation disclosure that is clear and comprehensive.

Shopify endeavors to maintain an executive compensation program that aligns the interests of our executives with our Shareholder’s interests, so that we may attract, motivate and retain executives who will continue to create sustainable, long-term value for our shareholders. Please see “Section 3: Compensation Discussion and Analysis” of this Information Circular for more information about our executive compensation.

The management nominees named in the enclosed Form of Proxy intend to vote FOR the following advisory, non-binding resolution in respect of Shopify’s approach to executive compensation:

“BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management proxy circular delivered in advance of the 2016 annual meeting of shareholders.”

Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board and, in particular, the Compensation Committee, will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with Shareholders on compensation and related matters.

In the event that a significant number of Shareholder votes oppose the resolution, the Board of Directors will consult with Shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board of Directors to discuss their specific concerns. See “Shareholder Communications with the Board” in Section 4 of this Information Circular.

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4. Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2017 Annual Meeting of Shareholders must be submitted no later than February 3, 2017, subject to adjournment or postponement of the Meeting and must comply with section 137 of the CBCA.

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Section 3: Compensation Discussion and Analysis

Compensation of Executives

Introduction

The following section describes the significant elements of our executive compensation program that applies to compensation paid to our Named Executive Officers (“NEOs”) for the year ended December 31, 2015, which were:

•	Tobias Lütke, Chief Executive Officer

•	Russell Jones, Chief Financial Officer

•	Harley Finkelstein, Chief Operating Officer

•	Craig Miller, Chief Marketing Officer

•	Daniel Weinand, Chief Design Officer

Full year compensation is presented in the summary compensation table.

Overview

We operate in a new and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executives. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our company culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

Our executive compensation program is designed to achieve the following objectives:

•
provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate these executive officers to achieve our business objectives;

•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

We offer our executives cash compensation in the form of base salary and equity-based compensation, which is awarded in the form of stock options and restricted share units (“RSUs”). We believe that equity-based compensation awards motivate our executives to achieve our strategic and financial objectives, and also align their interests with the long-term interests of our Shareholders. We provide base salary to compensate employees for their day-to-day responsibilities, at levels that we feel are necessary to attract and retain executive talent. We do not provide performance bonuses or incentives to our executive officers. We expect all employees to perform at a level deserving of a bonus and do not want to focus on short-term performance but rather want

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to keep executive officers focused on enhancing shareholder value over the long-term. Market competitive bonuses have been considered in setting total compensation for our executive officers. While we have determined that our current executive compensation program is effective at attracting and retaining executive talent, as we only recently transitioned from being a privately held company to a publicly traded company, we will continue to evaluate our compensation practices on an annual basis, or as circumstances require, to ensure that we are providing market-competitive compensation opportunities for our executive team. As part of the annual process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors that may become relevant, such as the replacement cost of transitioning executives.

Compensation-Setting Process

Our Board of Directors has adopted a written charter for the Compensation Committee that establishes, among other things, the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. The charter of the Compensation Committee provides that the Compensation Committee shall, among other things, assist the Board of Directors in its oversight of executive compensation, management development and succession, Director compensation and executive compensation disclosure. The full text of the Compensation Committee’s charter can be found at investors.shopify.com.

Our Compensation Committee currently consists of Robert Ashe (Chair), Trevor Oelschig and John Phillips, each of whom is considered by the Board to be independent. For more information see “Compensation Committee” in Section 4 of this Information Circular.

In November 2014, our Compensation Committee retained Willis Towers Watson (formerly Towers Watson), a consulting firm which provides independent advice in executive compensation and related governance issues, to provide services exclusively to the Compensation Committee in connection with executive compensation matters for 2016, including the following:

•	assist in reviewing the competitiveness and design of our cash and equity compensation arrangements for our executives;

•	assist in determining new option awards for our executives;

•	suggest a peer company group composed of industry-related, public companies with comparable revenues, market capitalization and employee populations;

•
conduct an executive compensation assessment analyzing the current cash and equity compensation of our senior management team against compensation for similarly situated executives at our peer group companies; and

•	assist in the review of our broader equity compensation program and share usage relative to peer group companies.

Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by Willis Towers Watson.

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Executive Compensation-Related Fees

For the services rendered in 2015, aggregate professional service fees were approximately
C$124,000. Willis Towers Watson does not provide any services to Shopify other than directly to the Compensation Committee or as approved and overseen by the Compensation Committee.

Executive Compensation Program Components

In 2015, our compensation program consisted of the following elements: base salary, long-term equity incentive compensation and customary benefit programs.

Base Salary. We provide base salary as a fixed source of compensation for our executive officers. Base salaries for executive officers are established based on the scope of their responsibilities and competencies, and taking into consideration the executive officer’s total compensation package and our overall approach to compensation. Base salaries are reviewed annually and increased for merit, based on the executive’s success in meeting or exceeding individual objectives. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness. The Board does not apply specific formulas when determining these levels.

Bonuses. We do not provide performance bonuses or incentives for our executive officers. We expect our executive officers to perform at a level deserving of a bonus, and have taken this into consideration in setting total compensation for the executive officers. We believe that this promotes a focus on long-term value creation.

Equity Compensation. As a privately held company for most of our history, we had historically used stock options as the principal long-term component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed Shopify to attract and retain key talent in our industry and align our executive team with the long-term interests of the company and our shareholders. Typically, stock options granted to our executive officers are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal installments over the next three years, allowing them to serve as an effective retention tool and to focus the executive officers on achieving long-term value over time. Equity grants to executive officers post-IPO have included RSUs in addition to stock options.

In determining the size and frequency of executive option awards, our Board has customarily considered, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term shareholder value, the need to attract and retain employees in the absence of a cash bonus program, the Chief Executive Officer’s recommendations, individual accomplishments, adjustments to duties, the executive officer’s existing equity award holdings (including the unvested portion of such awards), and the retention implications of existing grants.

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Given the existing equity holdings of our executive team, and taking into consideration the unvested portion and value of outstanding equity awards, no equity award grants were made to our NEOs in 2015.

Employee Benefits. We provide standard health, dental, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. We do not offer a deferred compensation plan or pension plan.

We currently do not provide executive perquisites that are not generally available on a non-discriminatory basis to all of our employees. However, from time to time, we may consider providing such perquisites to our executives to the extent our Board believes that they are important for attracting and retaining key executive talent.

Compensation Risk Assessment

In connection with our IPO in May 2015, our Board of Directors reviewed the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our Board of Directors concluded that our compensation plans and programs operate within our larger corporate governance and review structure that serves and support risk mitigation and discourages excessive or unnecessary risk-taking behaviour. Overall, we found that there were no significant risks arising from Shopify’s executive compensation programs that were reasonably likely to have a material adverse effect on the Company.

Hedging

All Shopify directors, officers and employees are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shopify securities, and may not buy Shopify securities on margin.

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Summary Compensation Table

The following table summarizes the compensation we paid to our NEOs for the year ending December 31, 2015, our first fiscal year as a public company.

Name and Principal Position	Salary[1] ($)	Share- based Awards[2] ($)	Option- based Awards[3]($)	Non-Equity Incentive Plan Compensation[4] ($)		Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Tobias Lütke	$310,675	-	-	-	-	-	-	$310,675
Chief Executive Officer
Russell Jones	$234,813	-	-	-	-	-	-	$234,813
Chief Financial Officer
Harley Finkelstein	$234,813	-	-	-	-	-	-	$234,813
Chief Operating Officer
Craig Miller	$234,813	-	-	-	-	-	-	$234,813
Chief Marketing Officer
Daniel Weinand	$234,813	-	-	-	-	-	-	$234,813
Chief Design Officer

1
Base salaries are paid to our NEOs in Canadian dollars. For the year ending December 31, 2015, we paid a base salary of C$430,000 to Mr Lütke, C$325,000 to Mr. Jones, and C$325,001 to each of Messrs. Finkelstein, Miller and Weinand. The base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31st, 2015.

2	We did not grant any share-based awards to our NEOs in 2015.
3	We did not grant any option-based awards to our NEOs in 2015.
4	We do not currently offer non-equity incentive plan compensation.
5	We do not currently offer a deferred compensation plan or pension plan.
6	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

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Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2015.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities underlying unexercised options exercisable[1] (#)	Option Exercise Price[2] ($)	Option expiration date	Value of Unexercised In-The- Money Options[3] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tobias Lütke	425,899	0.09	July 1, 2018	10,951,269	—	—	—
	332,730	0.12	September 30, 2020	8,545,970	—	—	—
	403,348	6.22	December 17, 2024	7,897,554	—	—	—
Russell Jones	302,015	0.15	April 26, 2021	7,746,081	—	—	—
	181,255	0.36	March 28, 2022	4,610,765	—	—	—
	121,004	6.22	December 17, 2024	2,369,258	—	—	—
Harley Finkelstein	172,509	0.12	June 7, 2020	4,430,790	—	—	—
	166,365	0.12	September 30, 2020	4,272,985	—	—	—
	174,870	0.15	August 10, 2021	4,485,066	—	—	—
	80,670	6.22	December 17, 2024	1,579,519	—	—	—
Craig Miller	522,568	0.15	August 10, 2021	13,402,824	—	—	—
	100,000	0.74	July 12, 2023	2,506,000	—	—	—
	322,678	6.22	December 17, 2024	6,318,035	—	—	—
Daniel Weinand	80,670	6.22	December 17, 2024	1,579,519	—	—	—

1
The stock options reflected in this column were granted under our Legacy Option Plan and each such option is exercisable for one Class B multiple voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see "-Incentive Plans-Legacy Option Plan."

2
Some of these options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31, 2015.

3
The value of unexercised in-the-money options is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting shares. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

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Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2015.

Name	Option-Based Awards- Value Vested During the Year[1] ($)	Share-Based Awards- Value Vested During the Year ($)
Tobias Lütke	2,467,981	—
Russell Jones	2,120,961	—
Harley Finkelstein	1,660,990	—
Craig Miller	2,885,371	—
Daniel Weinand	493,592	—

1
The value of options vested during the year is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

Executive Employment Arrangements and Termination and Change in Control Benefits

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our Chief Executive Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke’s agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction. In addition, in the case of termination of employment other than for cause, Mr. Lütke’s employment agreement provides that he is entitled to a termination payment equal to a period of 12 months plus one additional month of base salary for each complete calendar year of service performed by Mr. Lütke, up to a maximum termination payment equal to a period of 18 months, as well as continued benefits for such period of time, and all eligible bonuses. Mr. Lütke’s agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

On March 7, 2011, we entered into an employment agreement with Mr. Jones setting forth the terms and conditions of his employment as our Chief Financial Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Jones’ agreement also provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control transaction. In addition, in the case of termination of employment other than for cause, Mr. Jones’ employment agreement provides that he is entitled to a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by Mr. Jones, up to a maximum

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termination payment equal to a period of six months, as well as continued benefits for such period of time and all eligible bonuses.

On July 5, 2011, we entered into an employment agreement with Mr. Miller setting forth the terms and conditions of his employment, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. In addition, Mr. Miller’s agreement also provides that the vesting of the unvested equity of his initial equity award will be accelerated by 12 months in the event of certain change in control transactions. In the case of termination of employment other than for cause, Mr. Miller’s employment agreement provides that he is entitled to a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by Mr. Miller, up to a maximum termination payment equal to a period of six months, as well as continued benefits for such period of time, and all eligible bonuses.

The terms and conditions of employment for each of Messrs. Finkelstein and Weinand are set forth in written letter agreements, each dated December 9, 2010, which include, among other things, provisions regarding initial base salary, initial equity award, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. These agreements do not provide for any contractual severance entitlements or equity acceleration.

The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, had they occurred on December 31, 2015.

Name and Principal Position	Event	Severance[1] ($)	Options2 3 ($)	Other Payments ($)	Total ($)
Tobias Lütke Chief Executive Officer	Termination other than for cause;[3] Change in control	429,641	7,154,392	—	7,584,033
Russell Jones Chief Financial Officer	Termination other than for cause;[3] Involuntary termination on or immediately prior to a change in control	119,783	3,414,165	—	3,533,948
Harley Finkelstein Chief Operating Officer	-	—	—	—	—
Craig Miller Chief Marketing Officer	Termination other than for cause; Change in control	119,916	—	—	119,916
Daniel Weinand Chief Design Officer	-	—	—	—	—

1
Severance payments are calculated based on the base salary we pay to the executive officer, which is paid in Canadian dollars. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31, 2015.

2
The value of unvested options is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting shares. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

3
Mr. Lütke’s employment agreement provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction. Mr. Jones’ agreement provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control transaction.

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Compensation of Directors

Pursuant to Shopify’s Corporate Governance Guidelines, the form and amount of Director compensation will be reviewed at least annually by the Compensation Committee, which shall make recommendations to the Board based on such review. The Company has experienced significant growth through 2015 and anticipates that it will continue to grow at a significant rate. As a result, the Compensation Committee reviews director compensation on an annual basis to ensure that the Company offers director compensation that is 1) commensurate with the efforts we expect from our existing Board members;  2) competitive in our industry in order that we might attract the best possible candidates to assist the Company and its Shareholders in a fiduciary capacity to maximize our opportunity presented by that growth; and, 3) aligned with our Shareholders' interests as we grow. The Board retains the ultimate authority to determine the form and amount of Director compensation.

Executive officers who are also Directors shall not receive additional compensation for their services as Directors. Mr. Lütke, the Chair of our Board of Directors, is also our Chief Executive Officer. Mr. Lütke does not receive any additional compensation for his service as a director. See above “Compensation of Executives”, for disclosure relating to his compensation.

In 2015, our directors did not receive any compensation for serving on our Board of Directors, with the exception of Mr. Collins and Mr. Ashe. In 2015, Mr. Collins received compensation of $20,000 for his services as a member of our Board of Directors and $10,000 for his services as chair of our Audit Committee. In 2015, Mr. Ashe received compensation of $20,000 for his services as a member of our Board of Directors, $10,000 for his services as Chair of our Compensation Committee and $5,000 for his services as a member of our Audit Committee.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board meetings and meetings for any committee on which he serves.

Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the directors except for Tobias Lütke, all option-based and share-based awards outstanding as of December 31, 2015. These stock options granted to our directors are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal installments over the next three years, allowing them to serve as an effective retention tool and to focus the directors on achieving long-term value.

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities underlying unexercised options exercisable[1] (#)	Option Exercise Price ($)	Option expiration date	Value of Unexercised In-The- Money Options[2] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Ashe	75,000	6.22	December 17, 2024	1,468,500	—	—	—
Steven Collins	75,000	4.22	June 26, 2024	1,618,500	—	—	—
Jeremy Levine	-	-	-	-	—	—	—
Trevor Oelschig	-	-	-	-	—	—	—
John Phillips	-	-	-	-	—	—	—

1
The stock options reflected in this column were granted under our Legacy Option Plan, each such option is exercisable for one Class B multiple voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see "-Incentive Plans-Legacy Option Plan."

2
The value of unexercised in-the-money options is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting shares. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the directors who hold incentive plan awards, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2015.

Name	Option-Based Awards- Value Vested During the Year[1] ($)	Share-Based Awards- Value Vested During the Year ($)
Robert Ashe	367,125	—
Steven Collins	606,938	—

1
The value of options vested during the year is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

The written charter of our Compensation Committee provides that the committee will review compensation for members of our Board of Directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The Compensation Committee will make recommendations to our Board of Directors with respect to changes to our approach to director compensation as it considers appropriate.

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Incentive Plans

We have adopted a Fourth Amended and Restated Incentive Stock Option Plan referred to here as our Legacy Option Plan. As of December 31, 2015, a total of 10,519,901 options were outstanding under the Legacy Option Plan, and each such option is exercisable for one Class B multiple voting share. No further awards will be made under the Legacy Option Plan, as all stock option awards made after the completion of our IPO in May 2015 will be made under our new stock option plan.

Our new stock option plan (the "Stock Option Plan"), as well as our long-term incentive plan (the "LTIP", and, together with the Stock Option Plan, the "Incentive Plans") each became effective upon the completion of our IPO in May 2015. Copies of each of the Legacy Option Plan, Stock Option Plan and LTIP are available on www.sedar.com or www.sec.gov. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. As of December 31, 2015, a total of 684,125 options were outstanding under the Stock Option Plan. The LTIP provides for the grant of share units ("LTIP Units"), consisting of restricted share units, ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). As of December 31, 2015, a total of 428,566 RSUs were outstanding under the LTIP.

Stock Option Plan

The Stock Option Plan allows for the grant of options to our directors, executive officers, employees and consultants. Our Board of Directors is responsible for administering the Stock Option Plan, and the Compensation Committee will make recommendations to our Board of Directors in respect of matters relating to the Stock Option Plan. The following discussion is qualified in its entirety by the text of the Stock Option Plan.

Our Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under our Stock Option Plan and the LTIP was equal to 3,743,692 Class A Shares, representing 2,500,000 Class A subordinate voting shares, plus the number of shares subject to the Legacy Option Plan’s available reserve as of the date of the closing of our IPO, which was 1,243,692.

We currently do not provide any financial assistance to participants under the Stock Option Plan.

As of December 31, 2015, a total of 684,125 options were outstanding under the Stock Option Plan, and the Class A multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 1.2% of the Class A subordinate voting shares issued and outstanding as of December 31, 2015, and (ii) 0.9% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2015.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning

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on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year. Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares. For 2016, our Board of Directors approved the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP, so that as of January 1, 2016 there were 6,786,124 Class A subordinate voting shares reserved for issuance, in the aggregate, under the Stock Option Plan and the LTIP.

All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan or units under the LTIP will automatically become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Stock Option Plan and the LTIP. An amount of Class A subordinate voting shares equal to the number of Class B multiple voting shares covered by expired, cancelled or forfeited options granted under the Legacy Option Plan will also automatically become similarly available.

All options granted under the Stock Option Plan will have an exercise price determined and approved by our Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

An option shall be exercisable during a period established by our Board of Directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option. The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

The Stock Option Plan provides that appropriate adjustments will be made by our Board of Directors in order to maintain the optionees’ economic rights in respect of their options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

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The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including termination for cause, resignation, termination other than for cause, retirement, death or disability:

Event	Provisions
Termination for cause	Forfeiture of all unvested options Cancellation of all unexercised options as of date of termination
Resignation	Forfeiture of all unvested options 90 days after resignation to exercise vested options
Termination other than for cause	Forfeiture of all unvested options 90 days after termination to exercise vested options
Retirement	Forfeiture of all unvested options 90 days after retirement to exercise vested options
Death or disability	Forfeiture of all unvested options one year after event to exercise vested options

A participant’s grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our Board of Directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Our Board of Directors may amend the Stock Option Plan or any option at any time without the consent of the optionees, as long as the amendment (i) does not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) is subject to any required regulatory approvals, and (iii) is in compliance with applicable law and subject to shareholder approval if required, the requirements of the TSX or the Stock Option Plan. Shareholder approval is specifically not required for the following types of amendments:

•	amendments of a general housekeeping or clerical nature that clarify, correct or rectify any ambiguity, defective provision, error or omission;

•	amendments to the provisions governing vesting, assignability and effect of termination of a participant’s employment or office;

•	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

•	a change to advance the date on which any option may be exercised under the Stock Option Plan; and

•	a change to the eligible participants of the Stock Option Plan.

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For greater certainty, our Board of Directors is required to obtain shareholder approval to make the following amendments:

•
any amendment which reduces the exercise price of any option after the options have been granted, or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

•	any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a blackout period;

•
any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization; and

•	any amendment to the amendment provisions of the Stock Option Plan.

Except as specifically provided in an option agreement approved by our Board of Directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the company, transfer options to (i) such optionee’s family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our IPO, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B multiple voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013.

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B multiple voting shares, including adjustments to the exercise price and the number of Class B multiple voting shares to which an optionee is entitled upon exercise of options.

In connection with our IPO, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under “Stock Option Plan”.

No additional options were granted under the Legacy Option Plan after our May 2015 IPO. As of December 31, 2015, a total of 10,519,901 options were outstanding under the Legacy Option Plan,

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and the Class B multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 45.2% of the Class B multiple voting shares issued and outstanding as of December 31, 2015, and (ii) 13.1% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2015.

Equity Compensation Plan Information
as of December 31, 2015

Equity Compensation Plan[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Legacy Option Plan	10,519,901	$2.09	nil
Stock Option Plan	684,125	$27.74	See "Total"
Long Term Incentive Plan	428,566	nil	See "Total"
TOTAL	11,632,592	$3.52	2,779,220 plus 4,006,904 added on January 1, 2016
1Each of the Legacy Option Plan, Stock Option Plan and Long Term Incentive Plan were approved by shareholders at the Company’s 2015 Annual General Meeting.

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LTIP

In connection with our IPO, we adopted the LTIP to provide Shopify with flexibility in the design of long-term incentive compensation arrangements for our directors, officers, employees and consultants (in the case of RSU and PSU grants) and directors (in the case of DSU grants). Our Board of Directors is responsible for administering the LTIP, and the Compensation Committee will make recommendations to our Board of Directors in respect of matters relating to the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, our Board of Directors, or if authorized by our Board of Directors, our Compensation Committee, may grant LTIP Units as RSUs, PSUs or DSUs. Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP Units will be evidenced by a grant agreement with each such participant. The interest of any participant in any LTIP Unit is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a blackout period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such blackout period has expired.

The LTIP provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Unless otherwise approved by our Board of Directors and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Unless otherwise approved by our Board of Directors, unvested RSUs previously credited to the participant’s account will expire in the event that the participant is terminated for cause or resigns without good reason, and will vest in the event that the participant retires, is terminated without cause, dies or is incapacitated.

A PSU participant’s grant agreement will describe the performance criteria established by our Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in our service or the service or employment of any of our affiliates from the date of grant until such PSU vesting date. Unless otherwise determined by our Board of Directors, unvested PSUs previously credited to the participant’s account will expire in the event that the participant ceases to be an eligible participant.

Our Board of Directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP Unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment,

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or revision will not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our Board of Directors may amend the LTIP or any LTIP Unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our Board of Directors may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP Units; and

•	a change to the eligible participants under the LTIP;

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or

•	amend the amendment provisions of the LTIP.

No such amendment to the LTIP shall cause the LTIP in respect of RSUs or PSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision and no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the Income Tax Act (Canada) or any successor to such provision. If any provision of the LTIP contravenes Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), our Board of Directors may, in its sole discretion and without the participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, or otherwise; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the participant of the applicable provision without materially increasing the cost to Shopify and contravening Code Section 409A.

As of December 31, 2015, a total of 428,566 RSUs were outstanding under the LTIP, and the Class A multiple voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) 0.8% of the Class A subordinate voting shares issued and outstanding as of December 31, 2015, and (ii) 0.5% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2015.

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Limitations on Liability and Indemnity Agreements

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•
acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require Shopify to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

Our by-laws authorize Shopify to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

We have entered into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

At present we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

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Indebtedness of Directors, Officers and Employees

None of our proposed nominees for directors, current directors, executive officers, employees and former directors, executive officers and employees, is or has been indebted to the Company at any time.

Section 4: Corporate Governance Policies and Practices

Regulators and Good Governance Organizations

As a corporation incorporated under the Canada Business Corporations Act (“CBCA”) and listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), Shopify is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance (“CCGG”), Institutional Shareholder Services (“ISS”), and other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through our Nominating and Corporate Governance Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders. Schedule A to this Circular outlines Shopify’s corporate governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101").

Overall Approach

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 Corporate Governance Guidelines or NP 58-201, the corporate governances rules of the NYSE and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any of these differences to be material.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that a quorum of shareholders is met by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

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Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a Board and committees that can function independently and effectively and add significant value to the Company.

Corporate Governance

The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines. See also Schedule A – Statement of Corporate Governance Practices, for a description of our current corporate governance practices in accordance with the requirements of NI 58-101.

Composition of the Board

All but one of the six proposed director nominees are independent. It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the Audit Committee including those contained in National Instrument 52-110 Audit Committees and the Sarbanes-Oxley Act of 2002.

Each Board member is required to complete an annual independence questionnaire and update such questionnaire if circumstances change during the year.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. Lütke, are independent

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under all of the requisite regulatory and statutory criteria. Brief biographies of the proposed nominees are included earlier in Section 2 of this Information Circular and on our website at www.shopify.com.

While the Chair of the Board is not an independent director, a lead independent director has been appointed. See below “Lead Independent Director”.

Board and Committee Meetings

In May 2015 Shopify became a public company. Our Board Charter states that our Board of Directors will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. From time to time the Board and Committees also act by unanimous written consent.

In 2015 there were nine (9) Board meetings, four (4) Audit Committee Meetings, three (3) Nominating and Corporate Governance Committee Meetings, and three (3) Compensation Committee Meetings. Attendance was 100% for all directors at all Board and Committee meetings held in 2015.

Meetings of Independent Directors

Our Board of Directors holds regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. In camera non-executive sessions are scheduled at the end of all Board and Committee meetings. The independent members of our Board of Directors also meet, as required, without the non-independent director and members of management.

Mandate of the Board of Directors

Our Board of Directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management, with the goal of increasing shareholder value over the long term. Our Board has adopted a formal mandate, a copy of which is available at www.shopify.com, that includes the following:

•	appointing our Chief Executive Officer;

•
developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against the corporate goals and objectives;

•
taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

•	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

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Duties and Responsibilities of Board of Directors

Our directors have fiduciary duties to the Company under the CBCA. In exercising their powers and discharging their duties, our directors must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defense for failure to comply with any provision of the CBCA, our articles or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our company or in a written report of our auditor fairly to reflect the financial condition of our company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Access to Information and Authority

The Board is granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board has the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities. Pursuant to our Corporate Governance Guidelines, Directors are encouraged to speak directly to any member of management regarding any questions or concerns the Directors may have. The Board encourages members of management to be invited to attend Board meetings where they may share relevant information or insight related to business discussed at the meeting.

Board Committees

Our Board Charter states that the Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee. The standing committees of our Board of Directors consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our Board Committees are comprised entirely of independent directors.

Audit Committee

Our Audit Committee is comprised of Messrs. Ashe, Collins and Phillips, and is chaired by Mr. Collins. Our Board of Directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and National Instrument 52-110 - Audit Committees ("NI 52-110"). Our Board of Directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules and NI 52-110. Mr. Collins has been identified as an “audit committee financial expert” as defined by Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the NYSE. Mr. Collins currently serves as chair of the Audit Committee of Instructure, Inc. (NYSE). Mr. Ashe currently serves on the Audit Committees of three public companies: Halogen Software (TSX), ServiceSource International (NASDAQ) and MSCI Inc. (NYSE). Our Board of Directors has determined that

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Mr. Ashe’s simultaneous service on those Audit Committees does not impair his ability to effectively serve on our Audit Committee.

Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. A copy of the charter can be found on our website at www.shopify.com. The principal purpose of our Audit Committee is to assist our Board of Directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications, appointment and performance of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our compliance with applicable legal and regulatory requirements; and

•	our enterprise risk management processes.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about the Company as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Non-Audit Services

In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Audit Committee is also responsible for the pre-approval of all non-audit services to be provided to Shopify by our auditor. At least annually, the Audit Committee will review and confirm the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.

Information about our Audit Committee is disclosed in Item 6C of the Company’s Annual Information Form filed in Form 20F on February 17, 2016, which can be found on our website or at www.sedar.com or www.sec.gov.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Messrs. Levine, Oelschig and Phillips, each of whom is independent for purposes of NI 58-101. The Nominating and Corporate Governance Committee is chaired by Mr. Phillips.

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Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s purpose is to assist our Board of Directors in:

•	identifying individuals qualified to become members of our Board of Directors;

•	selecting or recommending that our Board of Directors select director nominees for the next annual meeting of shareholders and determining the composition of our Board of Directors and its committees;

•	developing and overseeing a process to assess our Board of Directors, the Chair of the Board, the committees of the Board, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.

Board Evaluations

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of our Board of Directors and our Chair and all Board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of our Board of Directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our Board of Directors on a regular basis.

Identifying New Candidates for our Board

In identifying new candidates for our Board of Directors, the Nominating and Corporate Governance Committee will consider what competencies and skills our Board of Directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board of Directors as a group, and the personality and other qualities of each director, as these may ultimately determine the Boardroom dynamic.

Shareholders may nominate an individual for election to the Board by way of a shareholder proposal in accordance with the provisions of the CBCA. The Company must receive such a proposal at least 90 days before the anniversary date of this Notice, by February 3, 2017. The Company believes that the current statutory rights provided to Shareholders adequately address the rights of Shareholders to nominate directors.

Compensation Committee

Our Compensation Committee is comprised of Messrs. Ashe, Oelschig and Phillips, and is chaired by Mr. Ashe. Under SEC and the NYSE rules, there are heightened independence standards for members of the Compensation Committee. All of our Compensation Committee members meet this heightened standard and are also independent for purposes of NI 58-101.

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Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the guidance of the Canadian Securities Administrators and the rules of the NYSE and the SEC. The Compensation Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include:

•	reviewing at least annually our executive compensation plans;

•
evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our Board of Directors and, based on such evaluation, with appropriate input from other independent members of our Board of Directors, determining the Chief Executive officer’s annual compensation;

•
reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our Board of Directors with respect to the compensation for such officers;

•	assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and

•
reviewing and, if appropriate, recommending to our Board of Directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any of those plans.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Pursuant to Shopify’s Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time.

Chair of the Board

Tobias Lütke, our Chief Executive Officer and founder, is the Chair of our Board of Directors. Pursuant to our Board Charter, the Board shall choose one of its members to be its Chair by majority vote. Our Board of Directors has adopted a written position description for the Chair which sets out his key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting Board of Directors meeting agendas, chairing Board of Directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our Board of Directors or management, as appropriate.

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Lead Independent Director

Mr. Ashe, an independent director, is our Lead Independent Director. In that role he is responsible for overseeing the discharge by the Board of Directors of its responsibilities, including that the Board evaluates the performance of management objectively and that the Board understands the boundaries between the responsibilities of our Board of Directors and management and functions independently of our management.

In this role, our lead independent director consults with the independent directors and represents such directors, where necessary, in discussions with our management and Chair on the conduct of our Board meetings and corporate governance and other issues.

Shopify’s Lead Independent Director has the following responsibilities and duties:

•
in co-operation with the Chair, provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate;

•	preside over executive sessions of independent Directors, and serve as a liaison between the Chair and the independent Directors;

•	if the Chair is not present at meetings, the Lead Independent Director will chair such meetings;

•	in consultation with the CEO, ensure that there is an effective relationship between management and the members of the Board; and

•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Chair or Management.

Pursuant to Shopify’s Corporate Governance Guidelines, the non-management Directors meet in executive session at least semi-annually to discuss, among other matters, the performance of the Chief Executive Officer. The Director who presides at these meetings will be the Lead Independent Director or such other non-management Director as is selected by a majority of the non-management Directors. To date, the presiding Director for such meetings has been the Lead Independent Director.

Chief Executive Officer

Our Board of Directors, in conjunction with our Chief Executive Officer or CEO, has developed and implemented a written position description for the role of our CEO. Shopify’s CEO has overall responsibility for leadership, strategic direction and business results, and will provide the vision and innovation necessary to continue to promote Shopify’s excellence and growth.

The CEO is responsible for the development, implementation and continual refinement of Shopify’s goals and strategic plans, and the leadership and management skills necessary to achieve them. The CEO will work with the executive management team; oversee the strategic direction and development of the Shopify platform and its products; develop strategic opportunities and

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partnerships; and encourage the efficient use of Shopify’s assets in a responsible manner with a view to achieving its goals.

The CEO will continue an open and communicative relationship with the Board, providing regular updates, and will enable the Board to fulfill all required public company governance functions.
Specific responsibilities of the CEO include:

•	Serve as a role model for Shopify’s vision, values and rules of engagement, and foster a culture of integrity at Shopify;

•
Maintain perspective on Shopify’s overall long-term goals, and effectively communicate these goals to all employees, provide leadership and overall guidance in the administration and operation of Shopify, and motivate a high-performing and innovative organization;

•	Provide high-level strategic and tactical leadership to the Board and the executive management team;

•	Work with the executive management team to develop, review and refine Shopify’s business strategy;

•
Execute on Shopify's business strategy to improve and develop the platform and its products, develop and nurture new and existing merchants, partnerships, strategic alliances, and other market opportunities, and encourage growth in a responsible and profitable manner both organically and through mergers and acquisitions where appropriate;

•
Provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable and are within the guidelines established by the Audit Committee, if any;

•	Guide Shopify to be well positioned in the public marketplace and build relationships to provide the necessary resources to fund and grow Shopify;

•
Together with the Chief Financial Officer and other senior management, as appropriate, establish, maintain and oversee the implementation of Shopify’s disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of public disclosure documents as required;

•
With the Nominating and Corporate Governance Committee and the Board, assemble and oversee an effective executive management team, allow the Board regular exposure to executive management team members, and put into place an effective plan of succession and development for the CEO and executive management team; recommend appointments to the executive management team, monitor performance of the executive management team members and provide feedback and training as appropriate;

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•
With the Nominating and Corporate Governance Committee and the Board, participate in refining the CEO Position Description and participate in developing CEO annual targets consisting of personal and corporate goals and objectives, present them to the Board for review and approval, and participate in the Board’s annual evaluation of CEO performance against such goals and objectives; and

•	Carry out any other appropriate duties and responsibilities assigned by the Board.

Committee Chairs

Our Board of Directors has adopted a written position description for each of the committee chairs which set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to our Board of Directors and carrying out any other special assignments or any functions as may be requested by our Board of Directors.

Orientation and Continuing Education

The Board is responsible for providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors. The Nominating and Corporate Governance Committee is responsible to assist in the orientation of new directors, including becoming acquainted with the Company and its governance processes.

The Chair of each Committee is responsible for coordinating orientation and continuing director development programs relating to the Committee’s mandate. The Chair of our Board of Directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

The Board believes that ongoing education is important for maintaining a current and effective Board. The Board encourages Directors to participate in ongoing education, as well as participation in accredited Director education programs. Shopify reimburses Directors for expenses incurred in connection with these education programs.

Strategy

The Board is responsible for reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures. The Board holds regular, quarterly meetings at which various members of management review with the Board their strategies, business plans, opportunities and risks. The Board receives a report from our Chief Executive Officer at each regularly scheduled board meeting, and each year one additional Board meeting is dedicated entirely to a review and discussion of Management’s annual operating plan.

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Director Term Limits and Other Mechanisms of Board Renewal

Our Board of Directors has not adopted director term limits or other automatic mechanisms of Board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of Board renewal, the Nominating and Corporate Governance Committee of our Board of Directors has developed a Board skills and competencies matrix.

The Nominating and Corporate Governance Committee reviews the Board composition on a regular basis, and has established criteria based upon the Company’s current and projected needs.

Board, Committee and Director Assessment

The Nominating and Corporate Governance Committee annually conducts a process for the assessment of our Board of Directors, each committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to our Board of Directors on a regular basis.

Majority Voting Policy

Shopify has adopted a majority voting policy. A director nominee in an uncontested election who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the Chair of our Board of Directors promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will consider such offer and make a recommendation to our Board of Directors whether to accept it or not. Our Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to our Majority Voting Policy will not participate in any meeting of our Board of Directors or the Nominating and Corporate Governance Committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board.

Disclosure of Voting Results

In accordance with TSX rules, Shopify will make prompt disclosure of detailed vote results following each shareholder meeting.

Conflicts of Interest

A director who has a material interest in a matter before our Board of Directors or any committee on which he serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board

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of Directors or any committee on which he serves, such director may be required to absent himself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

The CBCA states that a director must disclose to the Company, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee, agent or mandatary of Shopify or an affiliate;

•	is for indemnity or insurance otherwise permitted under the CBCA; or

•	is with an affiliate.

Diversity

Our Nominating and Corporate Governance Committee believes that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance the Board’s performance. The Nominating and Corporate Governance Committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board’s performance and, accordingly, diversity is taken into consideration. We do not currently have any female directors.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, one out of ten members of our senior executive team is a woman.

We do not currently have a formal policy for the representation of women on the Board of Directors or senior management of the company. The Nominating and Corporate Governance Committee and our senior executives already take gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board of Directors and senior management meets the needs of our organization and our shareholders.

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We anticipate that the composition of the Board of Directors will in the future be shaped by the selection criteria established by the Nominating and Corporate Governance Committee. This will be achieved by ensuring that diversity considerations are taken into account in senior management, monitoring the level of female representation on the Board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board or senior management positions as the need arises.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in Shopify at all times.

In 2015, all employees participated in on-line training on the Code of Conduct, and were required to read the Code and certify to having read and understood the Code. All new employees undergo the same training and certification process as they join the Company.

The full text of the Code of Conduct is posted on our website at www.shopify.com.

If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Nominating and Corporate Governance Committee assists our Board of Directors with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which will be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which will be subject to review by our Board of Directors as a whole).

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Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures designed to facilitate confidential, anonymous submissions by our employees.

Shopify has a Whistleblower Hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is automatically notified if any reports are made.

Shareholder Meetings

Under the CBCA, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board of Directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere that our directors determine. Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our Class A subordinate voting shares and Class B multiple voting shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred

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shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our Chair or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law which was approved by our shareholders at our 2015 Annual General Meeting. The by-law provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our corporate secretary at our principal executive offices. To be timely, a shareholder’s notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice. Our Board of Directors may, in its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law which was approved by our shareholders at our 2015 Annual General Meeting. The by-law provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Dual Class Share Structure

Our Class B multiple voting shares have 10 votes per share and our Class A subordinate voting shares, which were the shares offered in our IPO in May 2015, have one vote per share.

The holders of our Class B multiple voting shares, collectively, will control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent

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a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares will limit the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares will have the ability to influence many matters affecting Shopify and actions may be taken.

Transfers by holders of Class B multiple voting shares result in those shares converting to Class A subordinate voting shares on a share for share basis, which has the effect of increasing the relative voting power of those holders of Class B multiple voting shares who retain their shares.

All Class B multiple voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares as a group.

Certain Class Votes

Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	change the rights, privileges, restrictions or conditions attached to the shares of that class;

•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class A subordinate voting shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A subordinate voting shares nor the holders of the Class B multiple voting shares are entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1) of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such

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exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of the outstanding Class B multiple voting shares on completion of our IPO entered into a customary coattail agreement with Shopify and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)	offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;

(b)
provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

(d)	is in all other material respects identical to the offer for Class B multiple voting shares.

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In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A subordinate voting shares, will not, in of itself constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A subordinate voting shares in accordance with our articles of incorporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class A subordinate voting shares under applicable law.

Company Communication with Shareholders

Shopify has a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of representatives of Shopify's Finance, Legal and Marketing teams.

The Disclosure Policy seeks to ensure that our external communications are timely, accurate, complete, and broadly distributed in compliance with all applicable legal and regulatory requirements. It is the responsibility of Shopify’s Disclosure Committee to determine if, when and how to disclose material information related to Shopify.

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The Disclosure Committee and the Board have reviewed and approved this Information Circular, and review and approve our Annual Information Form and the annual financial reports and management’s discussion and analysis and associated earnings press releases. The Disclosure Committee and the Audit Committee review and approve interim financial reports, interim management’s discussion and analysis and associated earnings press releases. The Company holds quarterly conference calls following the release of our quarterly and annual results. All shareholders may listen to a live audio webcast or to archived webcasts on our website at investors.shopify.com.

Shareholder Communications with the Board

 The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Shopify by sending a letter to:

Shopify Inc.
150 Elgin Street, 8th floor
Ottawa, Ontario K2P 1L4
Canada
Attn: Board of Directors

If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to the attention of the Lead Independent Director at the address above. Shopify’s legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services.

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Section 5: General and Additional Information

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Additional Information

Further information about Shopify, including Shopify’s 2015 Annual Report on Form 20-F, including its audited Consolidated Financial Statements and Notes and 2015 Management's Discussion and Analysis for the year ended December 31, 2015 are accessible on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on our website at investors.shopify.com or by contacting Shopify by mail at Shopify ATTN: Director, Investor Relations, 150 Elgin Street, 8th Floor, Ottawa, Ontario K2P 1L4; by phone at 613-241-2828 or 1-888-746-7439; or by email at IR@shopify.com. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

In addition, Shareholders may contact Shopify’s transfer agent in Canada, Computershare Investor Services Inc., by mail at Computershare Investor Services, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada; by calling 1-800-564-6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial); or by online inquiry at https://www-us.computershare.com/Investor/Contact/Enquiry.

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Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual Shareholder Meeting, as well as to each director and to the Company’s auditors.
Joseph A. Frasca
Senior Vice President, General Counsel and Corporate Secretary
May 4, 2016

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Schedule A: Statement of Corporate Governance Practices

The following table describes the Company’s current corporate governance practices in accordance with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

	Requirement Under Form 58-101F1	Comments
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.
The Board has determined that all of the directors of the Company, with the exception of Mr. Lütke, are independent. See disclosure under the “Director Independence” section in Section 2 of the Information Circular.

All of the Committees of the Board are composed entirely of independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board has determined that Mr. Lütke is not independent as he is the Chief Executive Officer of the Company. See disclosure under the “Director Independence” section in Section 2 of the Information Circular.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

All director nominees, with the exception of Mr. Lütke, are independent. See disclosure under the “Director Independence” section in Section 2 of the Information Circular.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All other directorships have been disclosed in the “Election of Directors” section of this Information Circular.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In camera non-executive sessions of the Board are scheduled at the end of all Board and Committee meetings. See “Election of Directors” in Section 2 and “Director Independence” in Section 4 of this Information Circular.

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(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board is Mr. Lütke, who is not an independent director.

The Lead Independent Director is Mr. Ashe, who is an independent director. See “Lead Independent Director” in Section 4 of this Information Circular.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
All directors have attended each Board meeting held since January 1, 2015. Each director has attended each Committee meeting of which he is a member since January 1, 2015. Attendance records are fully disclosed in the “Election of Directors” section in Section 2 of this Information Circular.

2.	Board Mandate
	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board’s Charter is attached to this Information Circular as Schedule B.
3.	Position Descriptions
(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved a position description for the Board Chair and each Committee Chair, which position descriptions form part of the Board Charter and each respective Committee Charter, each of which can be found on the Company’s website at www.shopify.com.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. See “Chief Executive Officer” in Section 4 of this Information Circular.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding:
(i)	the role of the Board, its committees and its directors, and	See “Orientation and Continuing Education” in Section 4 of this Information Circular.
(ii)	the nature and operation of the issuer’s business.	See “Orientation and Continuing Education” in Section 4 of this Information Circular.

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(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Orientation and Continuing Education” in Section 4 of this Information Circular.
5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for the directors, officers and employees.
(i)	disclose how a person or company may obtain a copy of the code;	Shopify’s Code of Conduct can be found at www.investors.shopify.com.
(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board receives quarterly reports from the General Counsel as to compliance with the Code of Conduct and would be notified of any reported issues. The Chair of the Audit Committee is automatically notified if there are any reports made to Shopify’s anonymous whistleblowing hotline.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

To the Company’s knowledge there has been no conduct by our directors or executive officers that constitutes a departure from our Code of Conduct since January 1, 2015 and, accordingly, no material change reports related thereto have been required.

(b)
Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

See “Conflicts of Interest” in Section 4 of this Information Circular.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	See “Code of Conduct”, “Monitoring Compliance with the Code of Conduct” and “Complaint Reporting” in Section 4 of this Information Circular.
6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	See “Nominating and Corporate Governance Committee” and “Diversity” in Section 4 of this Information Circular.

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(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee is composed entirely of independent directors.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in its charter, which is available on the Company’s website at www.shopify.com.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	See “Compensation of Executives” and “Compensation of Directors” in Section 3 of this Information Circular.
(b)
Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	The responsibilities, powers and operation of the Compensation Committee are set out in its charter, which is available on the Company’s website at www.shopify.com.
8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

See “Board, Committee and Director Assessment” in Section 4 of this Information Circular.

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10.	Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits for directors on our board or other automatic mechanisms of Board renewal. See “Director Term Limits and Other Mechanisms of Board Renewal” in Section 4 of this Information Circular, for a discussion as to why we have not done so.

11.	Policies Regarding the Representation of Women on the Board
(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
We have not adopted a written policy relating to the identification and nomination of women directors. See “Diversity” in Section 4 of this Information Circular, for a discussion as to why we have not done so.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i)	a short summery of its objectives and key provisions,
(ii)	the measures taken to ensure that the policy has been effectively implemented,
(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv)	Whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
12.	Consideration of the Representation of Women in Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

See “Diversity” in Section 4 of this Information Circular, for a discussion as to how the Board and Nominating and Corporate Governance Committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the Board.

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13.	Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

See “Diversity” in Section 4 of this Information Circular, for a discussion as to how we consider the level of representation of women in executive officer positions when making executive officer appointments.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)
For purposes of this Item, a “target” means a number of percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women on our Board. See “Diversity” in Section 4 of this Information Circular, for a discussion as to why we have not done so.
(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women in executive officer positions. See “Diversity” in Section 4 of this Information Circular, for a discussion as to why we have not done so.
(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i)	the target, and	N/A
(ii)	the annual and cumulative progress of the issuer in achieving the target.	N/A
15.	Number of Women on the Board and in Executive Officer Positions
(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Currently, there are no women on our board.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, we have one woman executive officer, representing 10% of the executive officers of Shopify.

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Schedule B: Board of Directors’ Charter

SHOPIFY INC.
BOARD CHARTER
This Board Charter (“Charter”) has been adopted by the Board of Directors (“Board”) of Shopify Inc. (“Company”).
I. Purpose
The Board is responsible for supervising the management of the business and affairs of the Company. It is management’s duty to run the Company’s business on a day-to-day basis. The Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.
In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
II. Access to Information and Authority
The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.
III. Composition and Meetings
The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Governance Committee of the Board, in accordance with the Company’s articles and by-laws. The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of the New York Stock Exchange and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators.
The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in Section V.
The Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee of the Board.
The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee, or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The

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independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting in camera.
IV. Responsibilities and Duties of the Board
The responsibilities and duties of the Board shall include the following:
Chief Executive Officer and Officers

1.	Appointing the Chief Executive Officer (“CEO”) and, together with the CEO, developing a written position description for the role of the CEO.

2.	Developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives.

3.	Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

4.	Succession planning for the CEO and other key personnel.

Financial Reporting

1.	Approving:

•	the annual financial statements and related Management’s Discussion and Analysis or MD&A, and their filing and disclosure; and

•	the Company’s annual earnings press releases, including any pro forma or non-GAAP information included therein, and their filing and disclosure.

2.	Reviewing and monitoring, with the assistance of the Audit Committee:

•	the quality and integrity of the Company’s financial statements;

•	the external reporting of the Company’s financial and operating performance in compliance with all regulatory and statutory requirements; and

•	the appointment and performance of the external auditor.
Financial Reporting Processes, Accounting Policies and Internal Controls

1.	Reviewing and monitoring, with the assistance of the Audit Committee:

•	the adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls; and

•	the quality and integrity of the Company’s external financial reporting processes.
Ethical and Legal Compliance and Risk Management

1.	Reviewing and approving the Company’s code of conduct (“Code of Conduct”).

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2.	Reviewing and monitoring:

•	compliance with the Code of Conduct and other ethical standards adopted by the Company;

•
the Company’s compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company's compliance with applicable laws or regulations; and

•	the Company’s enterprise risk management processes.
Other Responsibilities

1.	Reviewing and approving management’s strategic and business plans.

2.	Reviewing and approving the Company’s financial objectives, plans, and actions, including significant capital allocations and expenditures.

3.	Reviewing and approving material transactions not in the ordinary course of business.

4.
In consultation with management, oversee and review the Company’s procedures with respect to the Company’s public disclosure to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.

5.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors.

6.	Overseeing the assessment by the Nominating and Governance Committee of the Board, each committee and each director.

7.	Developing and overseeing a method for interested parties to communicate directly with the Board.

8.	Performing any other activities consistent with this Charter, the Company’s by-laws, and governing laws that the Board determines are necessary or appropriate.

V. Responsibilities and Duties of the Chair
The Chair shall have the following responsibilities and duties:

•	chair meetings of the Board;

•	chair the annual meeting, and any special meetings, of the shareholders;

•	in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board;

•
in consultation with the CEO, the CFO, the Corporate Secretary’s Office and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and

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•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.
VI. Limitation on the Board’s Duties
The Board shall discharge its responsibilities, and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.
Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the amended articles of incorporation or by-laws of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.
VII. Review of Charter
The Nominating and Governance Committee of the Board will review and reassess the adequacy of this Charter from time to time and recommend any proposed changes to the Board for approval.
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